FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of November 2003

                                 4 November 2003

                                  NDS GROUP PLC
                               ------------------
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F |X|                   Form 40-F |_|


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                Yes |_|                         No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not Applicable
                                 --------------

            NDS Group plc First Quarter Financial Results;
      Strong Growth, New Contract Wins and Strategic Acquisition

    LONDON--(BUSINESS WIRE)--Nov. 4, 2003--NDS Group plc (NASDAQ:NNDS) (NASDAQ Europe:NNDS):

    First Quarter Highlights:

    --  GBP52 million revenues; GBP14 million profit; Net Income up
        24%.

    -- 36.1 million active digital TV smart cards - 32% global market share

    -- Market leading position in Asia Pacific with over 2 million active pay-TV subscribers

    -- Acquisition of MEDIAHIGHWAY middleware business, subject to regulatory approval

    -- Establishment of NDS France with the acquisition of IDP interactive business

    -- NDS to provide XTV(TM) Personal Video Recorder technology for roll-out in Brazil

    --  China Cable selects NDS for end-to-end broadcasting system

    --  NDS to provide Synamedia system to CYTA

    NDS Group plc, a News Corporation company, and the leading provider of technology solutions for digital pay-TV, today announced its preliminary results for the three months ended 30 September 2003 (Q1 FY04).
    Commenting on NDS's performance, Dr Abe Peled, President and Chief Executive Officer, said: "This has been a very good start to the new fiscal year. Our existing business has performed strongly and we have won important new contracts - most notably in the Asia Pacific region where we broke through the 2 million active subscriber threshold and have secured our market leading position with further wins in China.
    "The acquisition of the MEDIAHIGHWAY middleware business, subject to regulatory approval, will enable us to continue to deliver on our strategic objective of offering leading-edge solutions to pay-TV operators. We welcome the opportunity to serve all the current MEDIAHIGHWAY customers, among them the leading pay-TV operators Canal+ Group and Sogecable, as well as DIRECTV, who has chosen the latest generation of MEDIAHIGHWAY middleware for its future digital set-top boxes. In addition, we were delighted to announce that Sky Brasil had become the third customer to select XTV for its platform, following Foxtel in Australia and Sky+ in the UK."
    Rick Medlock, Chief Financial Officer, added: "Whilst we are very pleased that NDS's underlying business has continued to perform well and generate strong results, the most important development over the past few months has been the increased work load for our operations. We are investing significant sums in anticipation of new contracts and the MEDIAHIGHWAY acquisition will bring in additional resources to support that activity, as well as introduce an exceptional array of new customers."

    Key Statistics



                               3 months   3 months
                                  to         to                 Year
                                  30         30                ended
                               September  September           30 June
                                 2003       2002    % change    2003
---------------------------------------- ---------- --------- --------
GBP'000
---------------------------------------- ---------- --------- --------
Revenues                         52,029     62,528       -17% 237,237
---------------------------------------- ---------- --------- --------
Operating Income, before
 amortisation & exceptional
 costs                           14,554     13,394        +9%  50,679
---------------------------------------- ---------- --------- --------
Operating Margin %                 28.0%      21.4%     +6.6%    21.4%
---------------------------------------- ---------- --------- --------
Exceptional costs                   498      1,500              4,274
---------------------------------------- ---------- --------- --------
EBITA                            14,056     11,894       +18%  46,405
---------------------------------------- ---------- --------- --------
Amortisation                      2,407      2,515              9,602
---------------------------------------- ---------- --------- --------
Operating profit under UK GAAP   11,649      9,379       +24%  36,803
---------------------------------------- ---------- --------- --------
Net Income                        8,343      6,714       +24%  26,040
---------------------------------------- ---------- --------- --------


$'000
---------------------------------------- ---------- --------- --------
Revenues                         86,368    103,796       -17% 393,813
---------------------------------------- ---------- --------- --------
Operating Income, before
 amortisation & exceptional
 costs                           24,160     22,234        +9%  84,127
---------------------------------------- ---------- --------- --------
Operating Margin %                 28.0%      21.4%     +6.6%    21.4%
---------------------------------------- ---------- --------- --------
Exceptional costs                   827      2,490              7,095
---------------------------------------- ---------- --------- --------
EBITA                            23,333     19,744       +18%  77,032
---------------------------------------- ---------- --------- --------
Amortisation                      3,996      4,175             15,939
---------------------------------------- ---------- --------- --------
Operating profit under UK GAAP   19,337     15,569       +24%  61,093
---------------------------------------- ---------- --------- --------
Net Income                       13,849     11,145       +24%  43,226
---------------------------------------- ---------- --------- --------

Subscribers
---------------------------------------- ---------- --------- --------
Net Subscriber Additions         1.7        1.2                 4.8
                                million    million             million
---------------------------------------- ---------- --------- --------
Subscribers at end of period    36.1       25.7                34.4
                                million    million             million
---------------------------------------- ---------- --------- --------


    1. For the convenience of the reader only, pounds sterling amounts for all periods have been translated into US dollar amounts at the exchange rate of US$1.66 = GBP1.00, the closing rate of exchange on 30 September 2003.

    2. The Company has defined operating income before charges for the amortisation of intangible assets acquired as part of a business combination (EBITA) as a key measure of operating performance, so that period on period comparisons are not distorted by the impact of the amortisation charge arising from acquisitions. Operating income after such amortisation represents operating profit determined under accounting practice generally accepted in the UK. We have also presented figures for EBITA before exceptional items, so that period to period comparisons are not distorted by these unusual items.

    OPERATIONAL REVIEW

    NDS has continued to benefit from the growth in digital pay-TV penetration around the world and now has 36.1 million active digital TV smart cards. We estimate that this amounts to a global market share of 32%. We shipped 2.3 million smart cards in the first quarter alone. Following new contract wins and the successful delivery of our technology to various pay-TV platforms in the Asia Pacific region, we announced the significant milestone of passing two million active pay-TV subscribers in Asia Pacific in September. Asia Pacific is an extremely important region that we believe will continue to deliver significant growth in the future.
    During the quarter we announced an agreement to acquire Thomson's MEDIAHIGHWAY business for EUR60 million, which we will fund from cash reserves. This acquisition will strengthen NDS's position in the middleware market and broaden our range of solutions as an end-to-end systems provider to the pay-TV market. We currently expect to complete the MEDIAHIGHWAY acquisition by the end of 2003, subject to regulatory and related approvals. We expect this transaction to be earnings dilutive in FY04 and FY05.

    New contract wins

    We continued to win new contracts during the quarter.

    -- The Cyprus Telecommunications Authority (CYTA), the state-owned telecommunications operator in Cyprus, has placed an order for a secure broadband IP platform. CYTA's aim is to be the first digital TV operator in Cyprus to supply secure broadcast and Video on Demand through existing copper lines using DSL technology. This win for NDS was the first example of the successful co-operation between NDS and Alcatel.

    -- China Cable Network has chosen to deploy NDS's end-to-end digital broadcasting technology for the launch of new digital cable TV services in four cities in the Zhejiang Province and expects to launch by year-end 2003. Zhejian Province currently has over 7 million analogue cable TV viewers. The NDS end-to-end solution selected by China Cable Network includes NDS VideoGuard conditional access, NDS Core middleware and the StreamServer digital broadcast management solution. In addition, NDS Beijing will customise an electronic programme guide for China Cable Network.

    -- Sky Brasil announced that it will bring the innovative XTV Personal Video Recorder solution to more than 770,000 subscribers in Brazil. Sky Brasil already uses NDS VideoGuard, NDS Core middleware, NDS StreamServer and offers a suite of interactive applications with NDS Value@TV. This is the first deployment of XTV technology using NDS Core middleware and follows the successful launch of Sky+ in the UK.

    Litigation

    For information regarding litigation affecting the Company, reference is made to Note 2a of the unaudited financial information that accompanies this announcement.

    Directors

    On 3 November 2003, Julian Brodsky retired as a non-executive director of NDS Group plc. The Board would like to place on record its thanks to Mr Brodsky for his services as a director since just after our IPO in November 2000. His wise counsel and contribution to discussions about the company's strategy have been invaluable. We are currently undertaking a search for one or more additional non-executive directors.

    FINANCIAL REVIEW

    Revenues

    Revenues for the quarter ended 30 September 2003 were GBP52.0 million, compared to GBP62.5 million in the same quarter of the previous financial year. Part of the decline is due to the weakness of the US Dollar compared to sterling; the average exchange rate in the period was 1.61 compared to 1.55 in the previous year. Other factors influencing revenue are as follows:
    Conditional access revenues were GBP30.2 million for the quarter, compared to GBP41.2 million for the same period in the previous year. The main reason for the decline is the lower volume of cards shipped in the period; in the prior year there were very large volumes shipped to DIRECTV. Partially off-setting this were higher shipments of smart cards to Sky Italia and to Cablevision, higher revenues from BSkyB following the successful deployment of a new generation card and the receipt in the period of the first payment from DIRECTV for their use of NDS technology in a smart card not supplied by NDS. As of 30 September 2003, there were 36.1 million active smart cards incorporating NDS technology, an increase of 1.7 million in the quarter.
    Revenues from integration, development and support for the quarter were GBP9.7 million, compared to GBP8.9 million in the same quarter of the previous financial year. Whereas the prior year figure included revenue from multiple small system enhancements, in the current year, this line is dominated by the supply of substantial system enhancements to support the launch of Sky Italia in August.

    Margins

    Gross margin was 75.6% for the quarter, compared to 56.7% in the previous year. This is due to the revenue mix. Margins in the prior year were low due to the high volumes of smart cards to DIRECTV whereas elements of revenue in the current year had no direct costs associated with them. Reported margins were further improved by the release of some income, previously deferred, as a result of resolving certain items that were disputed by DIRECTV.

    Operating Expenses

    Operating costs are higher in all areas. This reflects headcount growth targeted in key areas to support our contractual obligations to deliver projects in progress as well as to position ourselves to meet expected deliverables on contracts, which are fairly advanced through the sales process, but not yet won. We have increased headcount in certain areas of research and development to accelerate the availability of new functionality for our key customers.
    The relative value of the US Dollar has had the effect of reducing the sterling-reported costs of our Israel and US operations. Volatility in sterling exchange rates has generated gains in the quarter of GBP0.4 million.

    Exceptional costs

    We have continued to incur exceptional legal costs of GBP0.5 million in the quarter in connection with the litigation matters referred to in Note 2a of the unaudited financial information that accompanies this announcement. No provision has been made for future costs or other payments.

    Net income

    As a consequence of the factors outlined above, our underlying operating performance, as measured by operating income before exceptional costs and amortisation of intangibles was GBP14.6 million for the quarter, compared to GBP13.4 million for the same period in the previous financial year. Operating profit as measured under UK Generally Accepted Accounting Practice was GBP11.6 million for the quarter compared to GBP9.4 million in fiscal 2003. Although the weaker US dollar has had an adverse affect on revenue, we estimated that this is broadly cancelled out by the favourable effect on reported costs. Net income attributable to the shareholders of NDS Group plc was GBP8.3 million for the quarter.

    Working capital and cash flow

    In the quarter there was a net cash outflow for working capital items of GBP12.8 million, with a resulting net cash inflow from operating activities of GBP3.2 million. This was mainly due to an increase in debtors as a result of substantial billings in the quarter to Sky Italia, which were not due as of the quarter end. In addition, a significant payment from another customer which was due in the quarter, was received just after the end of the quarter. After allowing for interest, tax and capital payments, we experienced a net cash out-flow in the quarter of GBP2.1 million. As at 30 September 2003, we had cash balances of GBP119.7 million.

    About NDS

    NDS Group plc (NASDAQ/NASDAQ Europe:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See www.nds.com for more information about NDS.

    Cautionary Statement Concerning Forward-looking Statements

    The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

    CONFERENCE CALL

    Dr. Abe Peled, President and Chief Executive Officer and Rick
Medlock, Chief Financial Officer, will host a conference call to discuss this announcement and answer questions at 3:00 pm UK time
(10:00 am Eastern time) on Tuesday 4 November 2003.



Dial-in

UK Free Dial-in: 0800 953 1444
US Free Dial-in: 1-866-220-1452
Std International Dial-in: +44 1452 542 3000

Replay
(Available until 11 November 2003)

UK Toll Free Replay: 0800 953 1533
US Toll Free Replay: 1-866-276 1167 or 1-866-247 4222 (back-up)
Std International Replay: +44 1452 550 000


    An audio replay will also be available on the NDS website www.nds.com from noon UK time 5 November 2003 onwards.

    (Tables follow)





                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
             FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2003

                        3 months ended  3 months ended      Year ended
                          30 September    30 September         30 June
                                 2003            2002            2003
                               GBP'000         GBP'000         GBP'000
Revenues
Conditional access             30,207          41,353         144,789
Integration,
 development & support          9,675           8,933          33,234
Licence fees &
 royalties                      4,335           4,633          22,254
New technologies                6,908           7,087          32,451
Other revenue                     904             522           4,509
                       --------------- --------------- ---------------
Total revenues                 52,029          62,528         237,237
                       --------------- --------------- ---------------

Cost of sales
Smart card & changeover
 provisions                    (5,265)        (21,547)        (63,309)
Operations & support           (6,214)         (4,219)        (21,124)
Royalties                        (794)           (882)         (4,638)
Other                            (401)           (401)         (5,396)
                       --------------- --------------- ---------------
Total cost of sales           (12,674)        (27,049)        (94,467)
                       --------------- --------------- ---------------

Gross profit                   39,355          35,479         142,770
                       --------------- --------------- ---------------
Gross profit %                   75.6%           56.7%           60.2%

Operating expenses,
 excluding amortisation
 of intangible fixed
 assets and exceptional
 items
Sales & marketing
 expenses                      (3,725)         (3,534)        (14,208)
Research & development        (16,976)        (15,024)        (61,294)
General &
 administration                (4,460)         (3,742)        (17,719)
Foreign exchange gains
 (losses)                         360             215           1,130
                       --------------- --------------- ---------------
Total                         (24,801)        (22,085)        (92,091)
                       --------------- --------------- ---------------

Operating income,
 before amortisation of
 intangible fixed
 assets and exceptional
 items                         14,554          13,394          50,679
Operating income %               28.0%           21.4%           21.4%

Amortisation of
 intangibles                   (2,407)         (2,515)         (9,602)
Exceptional costs (see
 Note 2)                         (498)         (1,500)         (4,274)
                       --------------- --------------- ---------------
Operating profit               11,649           9,379          36,803

Share of associate's
 operating profit
 (loss)                             -               -            (280)
Net interest income             1,285             530           2,887
                       --------------- --------------- ---------------
Profit on ordinary
 activities before tax         12,934           9,909          39,410
                       --------------- --------------- ---------------

Taxation                       (4,649)         (3,195)        (13,472)
                       --------------- --------------- ---------------
                                8,285           6,714          25,938
Equity minority
 interests                         58               -             102
                       --------------- --------------- ---------------
Net profit                      8,343           6,714          26,040
                       =============== =============== ===============

Earnings per share (see
 Note 3)
    Basic                       15.5p           12.5p           48.4p
    Diluted                     15.1p           12.4p           48.0p

Adjusted earnings per
 share
    Basic                       20.3p           18.9p           71.0p
    Diluted                     19.9p           18.7p           70.5p
-------------------------------------- --------------- ---------------


                             NDS GROUP PLC
                 UNAUDITED CONSOLIDATED BALANCE SHEET
                        AS AT 30 SEPTEMBER 2003

                                                30 September   30 June
                                                       2003      2003
                                                     GBP'000   GBP'000
Fixed assets
Intangible assets                                    61,740    64,049
Tangible assets                                      13,968    14,697
                                                ------------ ---------
                                                     75,708    78,746
                                                ------------ ---------

Current assets
Stocks                                                6,312     7,617
Deferred tax asset                                    4,230     4,273
Trade debtors and accrued income                     42,551    31,087
Other debtors                                         5,837     5,028
Cash                                                119,689   121,520
                                                ------------ ---------
                                                    178,619   169,525
                                                ------------ ---------

Creditors falling due within one year
Customer deposits and deferred income               (14,341)  (14,137)
Other current liabilities                           (35,437)  (39,944)
                                                ------------ ---------
                                                    (49,778)  (54,081)
                                                ------------ ---------

Net current assets                                  128,841   115,444
                                                ------------ ---------

Total assets less current liabilities               204,549   194,190

Creditors falling due after one year                 (1,432)   (1,533)

Provisions for liabilities and charges               (8,090)   (6,328)
                                                ------------ ---------
                                                    195,027   186,329

Equity minority interests                                 -       (58)

                                                ------------ ---------
Net assets                                          195,027   186,271
                                                ============ =========


Equity and capital reserves
Equity share capital                                    340       339
Share premium & merger reserve                      177,972   177,593
Profit and loss account                            (158,550) (166,926)
Capital contribution                                133,265   133,265
                                                ------------ ---------
                                                    153,027   144,271
Non-equity capital                                   42,000    42,000
                                                ------------ ---------
Total capital employed                              195,027   186,271
                                                ============ =========

The movement in capital and reserves for the 3 months ended 30
September 2003 is given in Note 5.


                             NDS GROUP PLC
       UNAUDITED SUMMARISED STATEMENT OF CONSOLIDATED CASH FLOWS
               FOR THE 3 MONTHS ENDED 30 SEPTEMBER 2003

                                             3 months ended Year ended
                                               30 September    30 June
                                                      2003       2003
                                                    GBP'000    GBP'000

Operating profit                                    11,649     36,803

Non-cash operating costs                             4,374     17,998
Movement in working capital                        (12,815)   (10,004)
                                             -------------- ----------
Net cash inflow from operating activities            3,208     44,797

Net interest received                                1,026      2,922
Tax paid                                            (5,154)   (14,591)
Capital expenditure                                 (1,527)    (5,175)
Acquisitions and disposals                               -     (3,189)
                                             -------------- ----------
Cash generated (used)                               (2,447)    24,764

Proceeds from issue of shares                          380          -
Loan and equity finance provided by minority
 interests                                               -        526
                                             -------------- ----------
Increase (decrease) in cash balances                (2,067)    25,290

Cash, beginning of period                          121,520     98,502
Foreign exchange translation differences               236     (2,272)
                                             -------------- ----------
Cash, end of period                                119,689    121,520
                                             ============== ==========


    NOTES

    1. Basis of preparation and presentation

    These unaudited financial statements have been prepared using the accounting policies disclosed in the consolidated financial statements for the year ended 30 June 2003 which are in compliance with UK GAAP. They do not constitute statutory accounts. Figures for 30 June 2003 and for the year ended on that date have been extracted from the consolidated financial statements of NDS Group plc on which the auditors gave an unqualified audit report. In the opinion of management, the unaudited quarterly results reflect all adjustments necessary to present fairly the financial position, results of operations and cash flows of NDS. The unaudited quarterly results should be read in conjunction with the audited consolidated financial statements as of 30 June 2003.

    2. Exceptional items



                              3 months ended 3 months ended Year ended
                                30 September   30 September    30 June
                                       2003           2002       2003
                                     GBP'000        GBP'000    GBP'000

Costs incurred in connection
 with litigation                        498          1,500      3,809
Write-off of investments                  -              -        465
                             --------------- -------------- ----------
                                        498          1,500      4,274
                             =============== ============== ==========


    a) Litigation

    In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV's request, the action was filed under seal. On 21 October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of The News Corporation Group's acquisition of a 34% interest in Hughes Electronics Corporation ("Hughes"), the parent company of DIRECTV. Upon the closing of the acquisition of the Hughes interest, the litigation and all claims and counterclaims alleged therein will be dismissed with prejudice.
    On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies SA (these claims having been dismissed) and the EchoStar claims referred to below. NDS is co-operating with the investigation. NDS was advised by the U.S. Attorney's Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has recently been transferred to the U.S. Attorney's Office for the Central District of California.
    On 6 June 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS's response to the amended complaint is not yet due. NDS believes the claims to be baseless and intends vigorously to defend the action.
    On 25 July 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on 9 October 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act and the federal RICO statute. The complaint also purports to allege claims for interference with contract and prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS's response to the amended complaint is not yet due. NDS believes the claims to be baseless and intends vigorously to defend the action.
    The costs of dealing with these matters have been expensed as incurred and shown as an exceptional item. Any further costs incurred will be recorded in financial statements for future periods.

    b) Write-off of investments

    During the year ended 30 June 2003 it became apparent that there was little prospect of extracting value from the Group's investment in a technology venture capital fund and accordingly the investment was written off.

    3. MEDIAHIGHWAY acquisition

    On 13 September 2003, NDS signed agreements with subsidiaries of Thomson SA whereby NDS will acquire the MEDIAHIGHWAY middleware business from Thomson and has licensed certain related patents from Thomson for a total consideration of EUR60 million in cash. The transaction is subject to regulatory and related approvals and is expected to close by the end of 2003. NDS will fund the acquisition from its existing cash reserves.

    4. Earnings per share

    In addition to earnings per share calculated on the basis of net profit for the year, figures are also presented for earnings per share adjusted to eliminate the distortions caused by exceptional costs and the amortisation of intangible assets acquired as part of a business combination. A reconciliation of the profits used in the calculations is as follows:


                              3 months ended 3 months ended Year ended
                                30 September   30 September    30 June
                                       2003           2002       2003
                                     GBP'000        GBP'000    GBP'000

 Net profit                           8,343          6,714     26,040

 Add back
 Amortisation of intangibles          2,407          2,515      9,602
 Exceptional items                      498          1,500      4,274
 Tax effect of the above               (282)          (582)    (1,670)
                              -------------- -------------- ----------
 Adjusted net profit                 10,966         10,147     38,246
                              ============== ============== ==========


    The weighted average number of shares and the weighted average number of potential shares in issue for each period have been determined in accordance with FRS 14. These quantities are therefore a function of, amongst other things, the average quoted share price for the period. The figures used in the calculations are as follows:

 Period                                               Weighted average
                                 Weighted average         number of
                                  shares in issue     potential shares

 3 months to 30 September 2003         53,994,902          55,104,899
 3 months to 30 September 2002         53,678,033          54,158,140

 Year ended 30 June 2003               53,856,141          54,267,114


    5. Share capital and reserves

    Movements on consolidated capital and reserves and reconciliation of movements in shareholders funds for the 3 months ended 30 September 2003 are as follows:


                     Share
                    premium     Non-                            Total
           Equity        &   equity                  Profit    share-
            share   merger    share       Capital   and loss  holders'
           capital  reserve  capital  contribution   account     funds
          -------- -------- -------- ------------- --------- ---------
           GBP'000  GBP'000  GBP'000       GBP'000   GBP'000   GBP'000

As at 30
 June 2003    339  177,593   42,000       133,265  (166,926)  186,271
Profit for
 the
 period         -        -        -             -     8,343     8,343
Shares
 issued         1      379        -             -         -       380
Share
 options        -        -        -             -         6         6
Foreign
 exchange
 movement       -        -        -             -        27        27

          -------- -------- -------- ------------- --------- ---------
As at 30
 September
 2003         340  177,972   42,000       133,265  (158,550)  195,027
          ======== ======== ======== ============= ========= =========


    During the three months ended 30 September 2003, 74,919 Series A ordinary shares were issued on exercise of employee share options for cash consideration of GBP380,000. As at 30 September 2003, there were 54,059,600 shares in issue.

    CONTACT: NDS Group plc
             Margot Field (Media), +44 (0) 208 476 8158
             mfield@ndsuk.com
             www.nds.com
             or
             Shared Value
             Alex Dee, +44 (0) 207 321 5010
             adee@sharedvalue.net
             or
             Breakaway Communications US
             Kelly Fitzgerald, +1 212 590 2555
             kfitz@breakawaycom.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     NDS Group plc

Date:    4th November 2003
                                              By:    /s/ CRK Medlock
                                                     -----------------------
                                                     CRK Medlock
                                                     Chief Financial Officer